EXHIBIT 2.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF NET ASSETS IN LIQUIDATION

     The following Unaudited Pro Forma Condensed Consolidated Statement of Net Assets in Liquidation (the “Pro Forma Statement”) reflects the effects of the U.S. Bank and Washington Mutual transactions as if they had occurred on June 30, 2002 and assumes that we had adopted the liquidation basis of accounting as of June 30, 2002 as indicated in the liquidation value adjusted column. The Pro Forma Statement also includes the redemption of the Bank’s and our Subordinated Notes and other anticipated third quarter asset sales and financings, including an automobile loan securitization, the liquidation of marketable securities and the financing of automobile lease residuals. For pro forma purposes, we have also included the issuance of brokered deposits. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values and liabilities are stated at their anticipated settlement amounts.

     The valuation of assets and liabilities necessarily requires many estimates and assumptions and there are substantial uncertainties in carrying out the provisions of the plan of dissolution and stockholder liquidity. The actual value of any liquidating distributions will depend upon a variety of factors including, but not limited to:

     •     the actual proceeds from the sale of our assets;

     •     the ultimate settlement amounts of our liabilities and obligations, including indemnifications provided in connection with asset sale transactions;

     •     actual costs incurred in connection with carrying out the liquidation, including administrative costs during the liquidation period;

     •     the actual timing of sales and distributions; and

     •     tax assets that may be less than anticipated due to changes in the timing of sales and other transactions, changes in forecasted pre-tax operating income and changes in California tax law regarding utilization of net operating loss carryforwards.

     The valuations presented in the accompanying Pro Forma Statement represent estimates, based on present facts and circumstances, of the net realizable values of assets and the costs associated with carrying out the provisions of the plan of dissolution and stockholder liquidity based on the assumptions set forth in the accompanying notes. The actual values and costs are expected to differ from the amounts shown herein and could be higher or lower than the amounts recorded. Accordingly, it is not possible to predict with certainty the aggregate net values ultimately distributable to stockholders, and no assurance can be given that the amount to be received in liquidation will equal or exceed the price or prices at which our common stock has generally traded or is expected to trade in the future.

     The Pro Forma Statement includes estimated after-tax deferred gains of $24.0 million that represent estimated after-tax gains related to the planned auto loan securitization combined with the sale of the auto lending business. As these transactions are not under contract, the estimated after-tax gain is not recognized in the Pro Forma Statement but rather is recorded as a deferred gain. It is anticipated that upon the closing of these transactions, pro forma net assets in liquidation would increase by $24.0 million or $0.37 per outstanding share, thereby increasing the amount of cash available to distribute to stockholders.

     The Pro Forma Statement should be read in conjunction with the historical financial statements and accompanying disclosures contained in the Company’s second quarter 2002 Form 10-Q and 2001 Form 10-K which are incorporated into this proxy statement by reference.

BAY VIEW CAPITAL CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
JUNE 30, 2002

		Sale of Retail Banking Assets

		(1)	(2)	(3)	(4)		(5)

	Reported		Sale to	Redemption of	Third Quarter		Liquidation	Pro Forma
	BVC	Sale to	Washington	Subordinated	Asset Sales /		Value	BVC
	6/30/02	U.S. Bank	Mutual	Notes	Financings	Total	Adjustment	6/30/02

			(Amounts in thousands, except per share amounts)
ASSETS
Cash and cash equivalents	$463,199	$(2,224,610)	$1,005,285	$(177,203)	$1,058,204	$(338,324)	$—	$124,875
Investment securities available-for-sale	112,325	—	—	—	(90,605)	(90,605)	—	21,720
Mortgage-backed securities available-for-sale	171,342	—	—	—	(171,342)	(171,342)	—	—
Loans and leases held-for-sale	30,478	—	—	—	—	—	—	30,478
Gross loans and leases held-for-investment	2,307,822	(372,874)	(997,385)	—	(445,405)	(1,815,664)	23,154	515,312
Premiums and discounts and deferred fees and costs, net	17,990	(2,510)	3,237	—	(13,304)	(12,577)	—	5,413
Allowance for loan and lease losses	(38,945)	1,356	1,185	—	4,572	7,113	(34,000)	(65,832)

Net loans and leases held-for-investment	2,286,867	(374,028)	(992,963)	—	(454,137)	(1,821,128)	(10,846)	454,893

Investment in operating lease assets, net	266,736	—	—	—	—	—	—	266,736
FHLB Stock	15,612	—	—	—	(15,612)	(15,612)	—	—
FRB Stock	13,304	—	—	—	—	—	—	13,304
REO	4,611	—	—	—	—	—	—	4,611
PP&E	11,417	(8,589)	—	—	—	(8,589)	—	2,828
Goodwill	116,426	(91,358)	—	—	—	(91,358)	(3,654)	21,414
Income taxes, net	180,723	(162,296)	(2,859)	3,718	(7,856)	(169,293)	(2,416)	9,014	(6)
Total other assets	79,255	(4,461)	(5,407)	(4,093)	(2,255)	(16,216)	(3,734)	59,305

Total assets	$3,752,295	$(2,865,342)	$4,056	$(177,578)	$316,397	$(2,722,467)	$(20,650)	$1,009,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$3,032,801	$(3,032,801)	$—	$—	$150,000	$(2,882,801)	$—	$150,000
Other borrowings	95,993	—	—	—	155,253	155,253	—	251,246
Subordinated Notes, net	149,664	—	—	(149,664)	—	(149,664)	—	—
Deferred gain	—	—	—	—	11,144	11,144	12,817	23,961	(7)
Total other liabilities	41,766	37,345	—	(22,640)	—	14,705	11,713	68,184

Total liabilities	$3,320,224	$(2,995,456)	$—	$(172,304)	$316,397	$(2,851,363)	$24,530	$493,391

Guaranteed Preferred Beneficial Interests in our Junior Subordinated Debentures (“Capital Securities”)	90,000	—	—	—	—	—	—	90,000

Total stockholders’ equity	$342,071	$130,114	$4,056	$(5,274)	$—	$128,896	$(45,180)	$425,787

Diluted shares outstanding	62,698	1,235	—	—	—	1,235	—	63,933

Total stockholders’ equity per outstanding share	$5.46

Total tangible stockholders’ equity per outstanding share	$3.60

Transfer of stockholders’ equity under liquidation basis of accounting							$(425,787)	$—

Net assets in liquidation							$425,787	$425,787

Net assets in liquidation per outstanding share								$6.66	(7)

See accompanying notes to unaudited pro forma condensed consolidated statement of net assets in liquidation.

BAY VIEW CAPITAL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF NET ASSETS IN LIQUIDATION

JUNE 30, 2002

(1)	Pro forma adjustment reflects the proposed sale of deposits and certain loans and transfer of certain assets and liabilities to U.S. Bank as discussed on page . Pro forma adjustment also reflects:

•	Estimated deposit premium of $429 million.

•	Reduction in goodwill of $91.4 million related to deposits being sold.

•	Estimated charges of $34.9 million related to the sale of the Company’s retail banking assets, including severance payments, investment banking and other professional fees, and accruals for closed facilities and other contracts and settlements.

•	Tax rate used in determining tax expense of approximately 54% reflecting the impact of non-deductible goodwill and severance payments.

•	Anticipated cashless exercise of stock options as discussed on page based on the Company’s closing stock price on June 30, 2002 of $6.41 per share.

(2)	Pro forma adjustment reflects the proposed sale of certain loans to Washington Mutual as discussed on page . Pro forma adjustment also reflects:

•	Estimated gain on sale of loans of $6.9 million.

•	Tax rate used in determining tax expense of approximately 41% reflecting the Company’s statutory tax rate.

(3)	Pro forma adjustment reflects the anticipated redemption of the Company’s and the Bank’s Subordinated Notes as discussed on page , including the associated payments of prepayment penalties of $4.6 million and accrued interest of $3.4 million and the write-off of unamortized issuance costs of $3.7 million, net of a tax benefit of approximately 41% reflecting the Company’s statutory tax rate.

The redemption of the Company’s 9-1/8% Subordinated Notes is necessary in order to complete the proposed sale transaction with U.S. Bank. Pro forma adjustment also reflects the anticipated payment of deferred dividends and interest on the Company’s Capital Securities as discussed on page . Total accrued and unpaid dividends and interest totaled $19.2 million at June 30, 2002 and are estimated to total $21.8 million at September 30, 2002.

(4)	Pro forma adjustment reflects approximately $1.1 billion in cash the Company expects to generate during the third quarter of 2002 through sales of other assets and financing transactions. These proceeds, which are necessary to fund the sale of the retail banking business, include the following:

Automobile loan securitization	$468 million

Sales of marketable securities Issuance of Brokered Certificates of Deposit Financing of automobile lease residuals Total	285 million 150 million 155 million $1.058 billion

It is estimated that the automobile loan securitization will generate a pre-tax gain of approximately $19.0 million. As this transaction is not under contract, the estimated after-tax gain of $11.1 million, or $0.17 per outstanding share, is not recognized in the Pro Forma Statement but rather recorded as a deferred gain.

(5)	Pro forma adjustment reflects the Company’s plan to liquidate its remaining assets under the plan of dissolution and stockholder liquidity as discussed on page . Pro forma adjustment includes the following:

•	Reclassification of the balance sheet from a going concern basis to a liquidation basis of accounting. The reclassification adjustment reflects the absence of stockholders’ equity.

•	$23.2 million write-up in loan balances representing the Company’s estimate of the pre-tax gain that could be realized on the sale of the automobile lending business. As this transaction is not under contract, the estimated after-tax gain of $12.8 million, or $0.20 per outstanding share, is not recognized in the Pro Forma Statement but rather recorded as a deferred gain.

•	$34.0 million write-down in loan balances reflecting the Company’s estimated net realizable value of its remaining loan portfolios under an accelerated timeline to sell such loans pursuant to the plan of dissolution and stockholder liquidity.

•	$3.7 million write-off of goodwill related to the Company’s commercial lending businesses not expected to be realized upon the sales of these businesses.

•	$11.7 million of estimated expenses associated with liquidating the remaining portfolios of assets through their projected disposition dates including severance payments and accruals for closed facilities and other contracts and settlements. The pro forma adjustment does not reflect the anticipated operating profit during this period of liquidation.

•	Tax rate used in determining tax benefit of approximately 26% reflecting the impact of non-deductible goodwill and severance payments.

•	$6.0 million valuation allowance related to net deferred tax assets representing the portion of the deferred tax assets the Company estimates that it will not realize from future taxable income.

The liquidation value adjustments may not be reflective of the actual amounts obtained when and if the remaining assets are sold. Because of the inherent uncertainties in negotiating and closing sale contracts, the amounts reflected in the Pro Forma Statement may differ materially from the actual amounts that may be received in the future.

(6)	Pro forma adjustment related to the valuation of the Company’s deferred tax assets includes assumptions about the timing of various asset sales and other transactions. If transactions do not close in the year anticipated, the realization of deferred tax assets could be less than anticipated. The pro forma adjustment also includes assumptions about future pre-tax income to absorb the future deduction of certain deferred tax assets. Actual future pre-tax income that differs from the amount anticipated could impact the valuation of the pro forma deferred tax assets. In addition, the pro forma adjustment assumes that California net operating loss carryforwards will be utilized during 2002 against projected gains from the U.S. Bank, Washington Mutual and other sale transactions. Proposed legislation may be enacted in California that would suspend the deduction of net operating loss carryforwards in 2002 and 2003, increasing California taxes imposed on the Company, and thereby requiring an additional valuation adjustment against the pro forma deferred tax assets.

(7)	Deferred gain of $24.0 million represents estimated after-tax gains related to the planned automobile loan securitization combined with the sale of the automobile lending business. As these transactions are not under contract, the estimated after-tax gain of $24.0 million, or $0.37 per diluted share, is not recognized in the Pro Forma Statement but rather recorded as a deferred gain. It is anticipated that upon the closing of these transactions, pro forma net assets in liquidation would increase by $24.0 million, or $0.37 per share, thereby increasing the amount of cash available to distribute to stockholders.